FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 REPORT OF FOREIGN ISSUER

 Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2010

 UNILEVER N.V.
(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ T.E. LOVELL By T.E. LOVELL SECRETARY

Date: 17 November, 2010

                                         EXHIBIT INDEX
                                         -------------

EXHIBIT NUMBER         EXHIBIT DESCRIPTION

99                                     Notice to Euronext, Amsterdam dated 17 November, 2010
                                         Unilever Further Strengthens Home & Personal Care

Exhibit 99

UNILEVER FURTHER STRENGTHENS HOME & PERSONAL CARE BUSINESS

EU Competition Authorities approve Unilever's acquisition of Sara Lee Personal Care and European Laundry business

November 17th, London - Unilever has today received clearance from the European Commission for its acquisition of the Personal Care and European Laundry business of the Sara Lee Corporation. Unilever will complete the transaction in 2010, significantly strengthening both regional and local positions in Personal Care by adding number one brands including Radox, Duschdas and Neutral.

The acquisition of these market winning brandscomplements Unilever's existing category leading portfolio of brands such as Axe, Dove and Rexona. With this extended range, the business can cover a wider spectrum of price points and better meet the demands of more consumers in more markets. As a result, Unilever expects to be able to stimulate further growth in an intensely competitive market.

Approval of the transaction follows the satisfactory completion of a detailed review by the European Commission.  This approval is contingent upon Unilever undertaking to divest the Sanex brand in the European Economic Area.

Doug Baillie, President of Western Europe said: "We are pleased to have received the green light from the European Commission for this deal and we look forward to adding these important brands to our business. Home and Personal Care is a key growth category and we are acquiring a number of leading brands that fill gaps in our portfolio, improve the shape of our overall European portfolio, while offering significant potential for development in other geographies."

In addition to Radox, Duschdas and Neutral, the deal includes local category leaders such as Biotex in Laundry, Zwitsal and Fissan in Baby Care and Prodent and Zendium in Oral Care. Together these brands will enhance Unilever's category mix and deliver breadth and depth to its already very successful portfolio.

-Ends-

About the acquisition

Unilever will be paying €1.2 billion in cash for the Sara Lee Personal Care and European Laundry business. The Sara Lee brands which will be acquired generated annual sales in excess of €750 million for the year ending June 2009.

About Unilever

Unilever works to create a better future every day.  We help people feel good, look good and get more out of life with brands and services that are good for them and good for others.

Unilever is one of the world's leading suppliers of fast moving consumer goods. It operates in over 170 countries and has leading positions in many of the emerging markets. Unilever products are present in more than half the households on the planet and are used over two billion times a day.

Our portfolio includes some of the world's best known and most loved brands including eleven €1 billion brands, and global leadership in many categories in which we operate.  The portfolio features iconic brands such as: Knorr, Dove, Hellmann's, Sure, Lipton, Pond's, Wall's, Persil, Flora, Cif and Signal.

We have around 163,000 employees in approaching 100 countries, and generated annual sales of €40 billion in 2009.  For more information about Unilever and its brands, please visit www.unilever.com.

For media enquiries, contact:
Trevor Gorin	Paul Matthews
Global Media Relations Director	Corporate Media Relations Manager
0207 822 6010 / 07711 020 438	01372 945 925 / 0775 276 8888
trevor.gorin@unilever.com	paul.matthews@unilever.com

Safe Harbour

This announcement may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘expects’, ‘anticipates’, ‘intends’, ‘believes’ or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, economic slowdown, industry consolidation, access to credit markets, recruitment levels, reputational risks, commodity prices, continued availability of raw materials, prioritisation of projects, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, consumer demands, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, the ability to complete planned restructuring activities, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the 20-F Report and the Annual Report and Accounts 2009. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.